Via Facsimile and U.S. Mail
Mail Stop 4720

May 24, 2010

Mr. Wilson Kin Cheung
Chief Executive Officer
Beijing Century Health Medical, Inc.
11/F, Tower A, Soho New Town
No. 88 Jianguo Road, Chaoyang District
Beijing, China 100022

      Re: Item 4.01 Form 8-K
           Filed April 12, 2010
           File No. 000-51817

Dear Mr. Cheung:

      We have completed our review of your Item 4.01 Form 8-K and have no further comments at this time.

      Sincerely,

      Dana M. Hartz
      Staff Accountant